UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 30)*
Century Properties Fund XV

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000

with a copy to:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,841.34 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

65,841.34 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,841.34 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 73.18%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,841.34 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

65,841.34 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,841.34 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 73.18%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,841.34 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

65,841.34 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,841.34 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 73.18%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,802.17 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

39,802.17 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,802.17 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 44.24%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,902.17 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

39,902.17 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,902.17 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 44.35%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: MADISON RIVER PROPERTIES, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,222 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,222 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,222 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.69%

14	TYPE OF REPORTING PERSON

OO

Introductory Note
     This Amendment No. 30 (this “Amendment”) amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., and Madison River Properties, L.L.C. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following information:
     On July 28, 2011, Century Properties Fund XV, a California limited partnership (CPF XV), entered into an agreement and plan of merger (the “Merger Agreement”) with Century Properties Fund XV, LP, a Delaware limited partnership (“New CPF XV”), AIMCO Properties and AIMCO CPF XV Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), pursuant to which CPF XV will be merged with and into New CPF XV, with New CPF XV as the surviving entity, following which the Merger Subsidiary will be merged with and into New CPF XV, with New CPF XV as the surviving entity.
     In the mergers, each unit of limited partnership interest (each, a “Unit”) of CPF XV outstanding immediately prior to the consummation of the mergers will be converted into an identical unit of limited partnership interest in New CPF XV (also referred to herein as a “Unit”), following which each Unit (other than Units held by limited partners who perfect their appraisal rights pursuant to the Merger Agreement) will be converted into the right to receive, at the election of the limited partner, either (i) $45.61 in cash or (ii) a number of partnership common units of AIMCO OP calculated by dividing $45.61 by the average closing price of Apartment Investment and Management Company common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the mergers. In the second merger, AIMCO OP’s membership interest in the Merger Subsidiary will be converted into Units of New CPF XV. As a result, after the mergers, AIMCO OP will be the sole limited partner of New CPF XV, holding all outstanding Units.
     Completion of the mergers is subject to certain conditions, including approval by a majority in interest of the limited partners holding Units. As of July 21, 2011, CPF XV had issued and outstanding 89,975 Units, and AIMCO OP and its affiliates owned 68,841.34 of those Units, or approximately 73.18% of the number of outstanding Units. Approximately 35,473.17 of the Units owned by an affiliate of AIMCO OP are subject to a voting restriction, which requires such Units to be voted in proportion to the votes cast with respect to Units not subject to this voting restriction. AIMCO OP and its affiliates have indicated that they will vote all of their Units that are not subject to this restriction, approximately 30,368.17 Units or approximately 33.75% of the outstanding Units, in favor of the Merger Agreement and the mergers. As a result, affiliates of AIMCO OP will vote a total of approximately 50,133 Units, or approximately 55.72% of the outstanding Units in favor of the Merger Agreement and the mergers. AIMCO OP and its affiliates have indicated that they intend to take action by written consent to approve the mergers.
     The Merger Agreement may be terminated, and the mergers may be abandoned, at any time prior to consummation of the mergers by CPF XV, New CPF XV, AIMCO Properties or the

Merger Subsidiary for any reason, and there is no assurance that the merger will be consummated.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The information in lines (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated January 19, 2007 (incorporated by reference to Exhibit 7.1 to Amendment No. 28 to the Reporting Persons’ Schedule 13D, dated January 19, 2007).

Exhibit 7.2	Agreement and Plan of Merger, dated July 28, 2011, by and among Century Properties Fund XV, Century Properties Fund XV, LP, AIMCO Properties, L.P. and AIMCO CPF XV Merger Sub LLC (incorporated by reference to Exhibit 10.1 to Century Properties Fund XV’s Current Report on Form 8-K, dated July 28, 2011).

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011
AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
its General Partner

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
its General Partner

AIMCO/IPT, INC. MADISON RIVER PROPERTIES, L.L.C.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel